Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     OPTI Canada and AERI Collaborate on Innovative CO(2) Solutions

     TSX: OPC

     CALGARY, June 12 /CNW/ - OPTI Canada Inc. (OPTI) announced today that it is collaborating with the Alberta Energy Research Institute (AERI) to research cost-effective and realistic approaches to carbon dioxide (CO(2)) capture and storage. The organizations are working together to better understand the opportunities presented by CO(2) capture, optimize technology selection and evaluate opportunities for long-term CO(2) storage. The initiative is jointly funded by AERI and the owners of the Long Lake Project, OPTI and Nexen Inc.
     "This project is a perfect fit with AERI's mission to work in partnership with industry to evaluate and develop advanced technologies that reduce the environmental footprint of oil sands operations," said Eddy Isaacs, Executive
Director of AERI. "The Long Lake Project is a state-of-the-art oil sands operation, with a unique design that facilitates the capture of a concentrated stream of CO(2). The knowledge gained through this collaboration will be transferable to our work with the industry as a whole, and will also assist government agencies in developing policies for the sustainable development of the province's valuable oil sands resources."
     "Our proprietary integrated OrCrude(TM) process is designed to significantly decrease our reliance on natural gas, while producing the highest quality crude from Canada's oil sands with low operating costs," said
Jim Arnold, Chief Operating Officer of OPTI. "We are the first to apply gasification technology in Canada's oil sands to convert low value bitumen components into useful fuel energy and hydrogen, a technology that can also be a key step in carbon capture. We see our collaboration with AERI as a natural extension of our work to find creative and practical ways to responsibly extract the long-term value of our resource base."

     Working Towards a Comprehensive CO(2) Solution

     OPTI is also a member of two leading Canadian consortiums investigating
CO(2) capture and storage, ICO2N and ASAP.
     The Integrated CO(2) Network (ICO2N) is a proposed carbon capture and storage (CCS) system for Canada. It is intended to provide a framework for an efficient, environmentally sensitive system of CO(2) capture, transport and long-term storage as well as explore opportunities for using captured CO(2) to enhance hydrocarbon recovery. The companies participating in the ICO2N carbon capture and storage initiative represent a cross-section of Canadian industry committed to helping Canada meet its climate change objectives while supporting economic growth. Once constructed, this proposed Canadian CCS system will move CO(2) captured from multiple industrial sites via pipeline to storage sites deep underground.
     The Alberta Saline Project (ASAP) is an industry supported initiative to identify suitable locations for the long-term storage (sequestration) of CO(2)
in deep geological formations. The consortium is identifying and prioritizing suitable deep saline aquifer locations for a pilot program to demonstrate the feasibility of CO(2) storage. The project will involve industry participants, government agencies, academic organizations and consultants in an effort to design and demonstrate safe and reliable long-term storage.

     About AERI

     AERI is the strategic energy technology arm of the Alberta Government in the Ministry of Advanced Education and Technology. Its mission is to enhance the development of Alberta's energy resources through investment in research, technology and innovation in partnership with industry.

     About OPTI

     OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing the fourth and next major integrated oil sands project in Canada, the Long Lake Project, in a 50/50 joint venture with Nexen Inc. The first phase of the Project consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) bitumen production integrated with an OPTI-operated upgrading facility, using OPTI's proprietary OrCrude(TM) process and commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. The Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC(TM)) with low sulphur content, making it a highly desirable refinery feedstock. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.
     Additional information regarding the Long Lake Project is available at
http://www.longlake.ca.

     Forward-Looking Statements

     Certain statements contained herein are forward-looking statements, including statements relating to: OPTI's operations; business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude(TM) process and other related technologies;
the cost, development and operation of the Long Lake Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as "intends," "anticipate," "estimate," "expect,"
"potential," "could," "plan" or similar words suggesting future outcomes.
Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long
Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC(TM) output of the
OrCrude(TM) Upgrader; foreign currency exchange rates and hedging risks;
government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld; other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.
     Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive. Readers should refer to OPTI's current
Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this news release are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

     %CIK: 0001177446

     /For further information: Alison Trollope, OPTI Canada Inc., Investor
Relations Manager, (403) 218-4705, Suite 2100, 555 - 4th Ave. S.W., Calgary,
Alberta, Canada, T2P 3E7/
     (OPC.)

CO:  OPTI Canada Inc.

CNW 04:30e 12-JUN-08